March 2, 2010	Philip W. Romohr
617-951-7176
617-951-7050 fax
philip.romohr@ropesgray.com

BY EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Linda Stirling, Esq.

Re:	Preliminary Proxy Statements (Contested Solicitation) Filed by Karpus Management, Inc.
with Respect to Annual Shareholder Meeting of Putnam Municipal Opportunities Trust (Investment
Company Act No. 811-07626)

Dear Ms. Stirling:

On behalf of Putnam Municipal Opportunities Trust (the “Fund”), we are writing concerning two preliminary proxy statements filed on February 24, 2010 by Karpus Management, Inc. d/b/a Karpus Investment Management (“Karpus”), both relating to the annual meeting of shareholders of the Fund scheduled for April 8, 2010. The Fund wishes to bring to the attention of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) the following concerns grounded in fact and law:

- Karpus’s second form of proxy card solicits votes in a manner not permitted by the Fund’s governing documents;

- Karpus’s preliminary proxy statements contain material misstatements and omissions that, absent correction, would result in a materially misleading proxy statement being sent to the Fund’s shareholders in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended; and

- Karpus’s preliminary proxy statements contain technical violations of Schedule 14A and the proxy rules.

These concerns are set forth below.

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I. SOLICITATION OF VOTES IN A MANNER NOT PERMITTED BY THE FUND’S
GOVERNING DOCUMENTS

The form of proxy card in one of Karpus’s proxy statements incorrectly solicits votes for nominees to be elected by the preferred shareholders only. The form of proxy card included at the end of Karpus’s second preliminary proxy statement, which was filed on the afternoon of February 24, purports to solicit votes for two candidates for Trustee to be elected solely by the preferred shareholders voting as a class. However, the preferred share candidates on Karpus’s form of proxy card have not been properly nominated, in accordance with the Fund’s bylaws, as candidates for election solely by the preferred shareholders. Karpus has not disclosed any beneficial ownership of preferred shares of the Fund, either in its public filings or in its advance notice submission provided in compliance with the Fund’s bylaws. Indeed, the second version of Karpus’s preliminary proxy statement was the first indication the Fund had received that Karpus wished to nominate candidates for election solely by the preferred shareholders (the first version filed on the same day did not include any such indication). As a matter of state law, the Fund will only accept third-party nominations for trustee positions from shareholders owning shares of a class entitled to vote on the election of such nominees. The deadline for advance notice of nominees has now passed, and the only nominees who will be considered for election by a class vote of the preferred shareholders at the upcoming meeting will be the two persons nominated by the Fund’s Board.

In addition, the Fund’s preliminary and definitive proxy statements filed on January 14, 2010 and January 26, 2010, respectively, disclosed that Karpus had submitted nominees for election as Trustees by the Fund’s common and preferred shareholders (voting as a single class). Neither Putnam Investment Management, LLC, the Fund’s investment manager, nor the Fund was made aware of any objection by Karpus to this determination with respect to their nomination.

We believe that any effort by Karpus to solicit proxies for nominees who are not eligible for election would be false and misleading, as Karpus has failed to provide proper advance notice of its intent to nominate preferred-share candidates. At a minimum, Karpus should be required to disclose in its proxy statement that it has failed to comply with the Fund’s advance notice bylaw provision for nomination of its candidates for election by the preferred shareholders, and that votes received with respect to those candidates may not be deemed valid by the Fund. The Fund is communicating this deficiency directly to Karpus under separate cover, and a copy of that communication is attached as an exhibit hereto.

II. MATERIAL MISSTATEMENTS AND OMISSIONS

A. The Karpus proxy statements impugn the character and integrity of the Fund’s Trustees by making unsubstantiated accusations that the Trustees acted to manipulate market prices and purchases of the Fund’s shares.

Under “Item 1 – Election of Trustees,” the Karpus proxy statements state:

U.S. Securities and Exchange Commission	- 3 -	March 2, 2010

“We feel that the Trustees enticed shareholders to buy more shares with the belief that they would be receiving NAV for their shares once the mergers were approved. We believe this discount narrowing is artificial and we have little confidence the discount can remain narrow on its own.”

Without providing any substantiation, these statements effectively accuse the Trustees of fraudulently announcing merger plans with no intent of carrying them out, in order to entice market purchases of Fund shares and thereby drive up the market price relative to net asset value. As such, the Karpus proxy statements unfairly impugn the character and integrity of the Trustees and accuse them of improper conduct. Karpus could easily have discussed its views on the effects of a Fund merger announcement on investors’ purchase and sale decisions, without attributing fraudulent intent on the part of the Trustees.

B. The Karpus proxy statements mischaracterize facts regarding the narrowing of the discount from net asset value at which the Fund’s shares traded.

Shortly following the text quoted in the previous comment, the Karpus proxy statements state:

“We feel that this additional buying played a key role in substantially narrowing the discount to net asset value at which the Fund’s shares trade and had little if anything to do with the Trustees’ ‘wisdom.’”

In this quotation Karpus is asserting that buying pressure in response to the Fund’s potential open-ending merger was a key factor in producing a relative narrowing of the trading discount for Fund shares. However, it cites as support for this proposition the statistic that the Fund’s shares traded at an average discount of -5.64% over the fourth quarter of 2009. This reference to fourth-quarter 2009 information for the purposes cited by Karpus is inconsistent with the chronology of events and is potentially misleading to shareholders: the Trustees announced the delay of the proposed merger in January 2009 and the indefinite suspension of the proposed merger in June 2009, and therefore investors’ anticipation of an open-ending merger could not have been the cause for “additional buying” over the course of the fourth quarter of 2009.

C. The Karpus proxy statements mischaracterize Karpus’s shareholder proposal as being the same as the merger proposal the Trustees approved in 2008.

On the first page of Karpus’s proxy statements, under the language “KARPUS RECOMMENDS THAT YOU VOTE FOR ITEM 1 AND FOR ITEM 2 FOR THE FOLLOWING REASONS:”, the proxy statements state:

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“2. The Board’s original recommendation to merge PMO into an open-end fund with similar objectives is clearly in all shareholders’ (both common and preferred) best interests. Our proposal is to simply submit to shareholders the same proposal that the Trustees themselves recommended over a year ago but never actually implemented or submitted to shareholders.”

It is misleading to characterize the Karpus proposal, which recommends that the Trustees consider converting the Fund to open-end format, as identical to the merger proposal that the Trustees originally approved in September 2008. An open-ending conversion would concentrate the costs of shareholder redemptions on the remaining Fund shareholders, and significant redemptions could threaten the viability of the Fund as an open-end vehicle, in ways that are very different from the case of a merger into a larger Putnam open-end fund that benefits from existing distribution channels and ongoing marketing efforts. Shareholders are certainly entitled to consider the merits of Karpus’s open-ending proposal; however, they may be confused or misled by Karpus’s effort to characterize this proposal as identical to the merger transaction that was authorized by the Trustees under earlier market conditions.

D. The Karpus proxy statements contain misleading information with respect to the additional costs of Trustees added to the Board.

Under “Item 1 – Election of Trustees,” the Karpus proxy statements state:

“Further, the delay also did not allow shareholders to vote on the election of three additional trustees (one of whom had already retired) for which the Fund assumed the additional costs for [sic] in 2009.”

At the fund’s annual meeting on May 8, 2008, shareholders fixed the number of Trustees of the Fund at twelve. Since that time, the Trustees have increased the size of the Board of Trustees to fourteen, and the Fund’s most recently filed proxy statement seeks to elect fourteen nominees to continue as Trustees, in both cases an increase by two Trustees as compared with 2008. To state that the Board has caused shareholders to assume the costs of three additional Trustees is misleading.

III. TECHNICAL VIOLATIONS OF SCHEDULE 14A AND THE PROXY RULES

The Karpus proxy statements do not include certain disclosures required by Schedule 14A or otherwise represent technical violations of the proxy rules.

· The first paragraph of Karpus’s proxy statements states that the proxy statement and proxy card are being furnished in connection with the Fund’s annual meeting of shareholders to be held on April 8, 2010, “including any adjournments or postponements thereof and any consequent meeting that may be called . . .” (italics added for emphasis). Rule 14a-4(d)(2)

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states that “no proxy shall confer authority to vote at any annual meeting other than the next annual meeting (or any adjournment thereof) to be held after the date on which the proxy statement and form of proxy are first sent or given to security holders.” The italicized language should be stricken.

· Item 5(b)(1)(vi) requires the filer to state for each participant, with respect to all securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date. The Karpus proxy statements do not contain this information.

· Item 22(b)(5)(i) requires the filer to state, for each nominee for election as director/trustee, the dollar range of equity securities of the Fund beneficially owned by the nominee. The Karpus proxy statements show five of the Trustee-nominees as owning shares of the Fund, but they do not contain this dollar range information for any of the Trustee-nominees.

· The cover page to the Karpus proxy statements fails to list as proxy solicitation participants all of Karpus’s Trustee-nominees, who are deemed to also be making a solicitation and therefore responsible for the accuracy and completeness of the information contained in the Schedule 14A.

* * * * *

We urge the Staff to consider carefully the issues and concerns raised and require Karpus to make appropriate corrections in any definitive proxy statement and proxy cards. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7176.

Respectfully submitted,

/s/ Philip W. Romohr
Philip W. Romohr

cc:	Carlo N. Forcione, Esq.
Francis McNamara, Esq.
John W. Gerstmayr, Esq.
George B. Raine, Esq.

Enclosure

Putnam Municipal Opportunities Trust
One Post Office Square, Boston, Massachusetts 02109

March 2, 2010

BY FACSIMILE (585) 586-4315 AND MAIL

Mr. Brett D. Gardner
Portfolio Manager/Analyst
Karpus Investment Management
183 Sully’s Trail
Pittsford, NY 14534

Dear Mr. Gardner:

On behalf of Putnam Municipal Opportunities Trust (the “Fund”), I am writing in reference to the notice dated December 23, 2009 (the “Notice”) delivered by Karpus Investment Management (“Karpus”) to the Fund, with respect to the Annual Meeting of Shareholders of Putnam Municipal Opportunities Trust (the “Fund”) to be held on April 8, 2010.

We have reviewed both versions of the preliminary proxy statement filed as PREC14A filings on February 24, 2010 with the Securities and Exchange Commission, and note that the proxy card included with the second version purports to solicit votes for nominees for election as Trustees solely by the preferred shareholders voting as a single class. We call your attention to the fact that the Notice did not list any ownership of preferred shares of the Fund, but made reference solely to ownership of common shares of the Fund. Further, we call your attention to Section 13.1(c)(2)(ii) of the Amended and Restated Bylaws of the Fund, which requires shareholders to include in their advance notice of shareholder nominees for Trustee “the class or series and number of all shares of beneficial interest of the Trust owned beneficially and of record by the shareholder and such beneficial owner” (italics added for emphasis). Furthermore, the Notice did not state any intent to nominate candidates for election solely by the preferred shareholders. Accordingly, the Fund will treat the Notice as pertaining solely to the nomination of eight candidates for election by the common and preferred shares of the Fund voting as a single class.

Please be advised that, pursuant to the Amended and Restated Bylaws of the Fund and applicable law, at the Annual Meeting the Fund will only permit a shareholder to nominate candidates for election (i) to those positions as to which the shareholder is entitled to vote and (ii) as to which the shareholder has timely furnished advance notice in accordance with Section 13.1(b) of the Amended and Restated Bylaws of the Fund.

Please feel free to call me at (617) 760-1413 should you wish to discuss this matter further.

Sincerely,

Putnam Municipal Opportunities Trust

By:	/s/ Jonathan S. Horwitz
Name:	Jonathan S. Horwitz
Title:	Executive Vice President, Treasurer,
Principal Executive Officer and
Compliance Liaison